Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Western Digital Corporation

Third Quarter Fiscal Year 2016

Conference Call Remarks

April 28, 2016

Olivier Leonetti

Executive Vice President &

Chief Financial Officer

Thank you, Steve.

Our revenue for the March quarter was two point eight ($2.8) billion dollars.

We shipped a total of forty three point one (43.1) million hard drives at an average selling price of sixty ($60) dollars.

Our non-GAAP gross margin was twenty eight point one (28.1%) percent and operating expenses totaled four hundred and seventy seven ($477) million dollars.

Non-GAAP tax expense for the March quarter was twenty six ($26) million dollars, or eight percent (8%) of non-GAAP pre-tax income.

On a non GAAP basis, net income was two hundred and eighty three ($283) million dollars, or one dollar and twenty one cents ($1.21) per share.

In the March quarter we generated four hundred and eighty five ($485) million dollars in cash from operations and our free cash flow totaled three hundred and fifty two ($352) million dollars.

Our CAPEX totaled one hundred and thirty three ($133) million dollars or five percent (5%) of revenue.

We also declared a dividend in the amount of fifty cents ($0.50) per share.

We closed the quarter with total cash and cash equivalents of five point nine ($5.9) billion dollars, of which approximately four hundred ($400) million dollars was held in the U.S.

I will now provide an update on cost savings initiatives as a result of the integration of our WD and HGST subsidiaries. This information is also provided in our quarterly fact sheet posted on our website. All my references in the following commentary are based on calendar years.

As a reminder, we provided our initial estimates on these savings on our last earnings conference call in late January. Based on our ongoing integration activity, we are revising our associated savings and cost estimates.

We now expect to achieve total savings of eight hundred ($800) million dollars on an annualized run rate basis by the end of 2017, versus the six hundred and fifty ($650) million dollars estimated previously.

Specifically, savings from operating expenses are now expected to be four hundred and fifty ($450) million dollars on an annualized run rate basis, of which two thirds will occur by the end of 2016 and the balance by the end of 2017. This will result in a new opex run rate of four hundred and sixty ($460) million dollars per quarter exiting 2017. This compares with our earlier estimate of four hundred ($400) million dollars opex savings, with a fifty-fifty (50/50) split between the two years, and a run rate of four hundred and seventy ($470) million dollars per quarter exiting 2017.

For cost of goods sold, we now expect to achieve three hundred and fifty ($350) million dollars of savings on an annualized run rate basis, of which fifty percent (50%) will occur by the end of 2016 and the balance by the end of 2017. This compares with our earlier estimate of two hundred and fifty ($250) million dollars of annualized run rate savings by the end of 2017 with a fifty-fifty (50/50) split between the two years. As a reminder, these savings will provide us with the opportunity to consistently operate in the top half of our existing gross margin model of twenty seven percent (27%) to thirty two percent (32%).

We continue to estimate cash expense to achieve these savings to be approximately eight hundred ($800) million dollars. We now expect sixty percent (60%) of these expenses to be incurred in 2016 and the balance in 2017. This timing compares with our earlier estimate of seventy five percent (75%) being incurred in 2016 and the balance in 2017.

Moving on to our guidance for the June quarter:

We expect:

•	Revenue to be in the range of two point six ($2.6) billion dollars to two point seven ($2.7) billion dollars.

On a non-GAAP basis, we expect:

•	Gross margin percentage to be up from our March quarter

•	Operating expenses of approximately four hundred and seventy five ($475) million dollars

•	Excluding the impact due to the interest expense from debt financing related to the SanDisk acquisition, we estimate non-GAAP earnings per share between one dollar ($1.00) and one dollar and ten cents ($1.10).

As Steve mentioned, we look forward to providing you with an update of today’s standalone guidance to reflect the anticipated partial period of ownership of SanDisk in the June quarter. Operator, we are now ready to open the call for questions.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital Corporation’s (“Western Digital”) proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4 referenced below. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

This presentation contains financial measures defined as non-GAAP by the SEC. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP (Generally Accepted Accounting Principles) measures, are useful because that information is an appropriate measure for evaluating our operating performance. Non-GAAP information is used to evaluate business performance and management’s effectiveness. These measures should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP financial measures may not be calculated in the same manner by all companies and therefore may not be comparable.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016 and by Amendment No. 2, dated February 5, 2016, which was declared effective by the SEC on February 5, 2016, and Western Digital filed the definitive proxy statement/prospectus on February 5, 2016. Western Digital and SanDisk began to mail the definitive joint proxy statement/prospectus to their respective shareholders on February 5, 2016. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

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